CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THE UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

February 19, 2014

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs – Assistant Director
Mark P. Shuman, Branch Chief – Legal
Stephen Krikorian, Accountant Branch Chief
Melissa Walsh, Staff Accountant

Re:	Castlight Health, Inc.
Registration Statement on Form S-1
Initially Filed February 10, 2014
File No. 333-193840

Ladies and Gentlemen:

We are submitting this supplemental letter on behalf of Castlight Health, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-193840), originally filed on February 10, 2014 (the “Registration Statement”), and to address prior comment 19 received by letter from the Staff dated January 14, 2014 and to specifically address valuation considerations related to the Company’s recent equity awards in January and February 2014. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

For the convenience of the Staff, we are providing to the Staff by hand delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY CASTLIGHT HEALTH, INC.

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19. Please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that on February 6, 2014, representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, that they would recommend a preliminary price range of [$****] and [$****] for this offering. The Company also notes that it currently expects to include a $2.00 price range within this range in its preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company. The Company initiated formal discussions with potential underwriters regarding the offering in November 2013. Prior to February 6, 2014, the Company had not held discussions with the underwriters regarding the possible price range for the offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

The Company supplementally advises the Staff that, as described beginning on page 64 of the Registration Statement, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) and the Compensation Committee of the Board (the “Committee”) in determining the common stock’s fair value for purposes of granting stock-based awards. The Board and Committee consider numerous objective and subjective factors, including the factors set forth on pages 65 and 66 of the Registration Statement, the Company’s initial public offering and the most recent valuation reports prepared by an unrelated third-party valuation specialist. The Board and Committee, as applicable, also determine that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and Committee’s, as applicable, and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On January 28, 2014, the Company granted options to purchase an aggregate of 905,000 shares of common stock to certain of its employees at an exercise price of $6.76 per share. On February 18, 2014, the Company sold an aggregate of 89,943 shares of restricted stock to certain of its employees at a price per share of $6.76, representing a $1.17 per share discount to the fair value used by the Company to set the exercise price for contemporaneously made option grants discussed below, and sold an aggregate of 12,786 shares of restricted stock to one employee at a price per share of $7.93. The Company also granted options to purchase an aggregate of 536,000 shares of common stock at an exercise price of $7.93 per share. The Company has not granted any

CONFIDENTIAL TREATMENT REQUESTED BY CASTLIGHT HEALTH, INC.

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other equity awards following February 18, 2014. At the time the equity grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $6.76 per share for the January 28, 2014 option grants, and $7.93 for the February 18, 2014 restricted stock sales and option grants. The Board based its determination of the fair value of the Company’s common stock on January 28, 2014 on the factors described on page 69 of the Registration Statement and on the valuation report that the Company received on January 22, 2014 from its third-party valuation specialist (the “December Valuation Report”), which concluded that, as of December 31, 2013, the fair value of the Company’s common stock was $6.76 per share; and the Committee’s evaluation of the assumptions and analysis underlying the December Valuation Report, and determination that such assumptions and analysis remained reasonably accurate as of January 28, 2014, and that the valuation arrived at in such December Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of January 28, 2014. The Board based its determination of the fair value of the Company’s common stock on February 18, 2014 on the factors described in the proposed disclosure set forth below in this letter and on the valuation report that the Company received on February 14, 2014 from its third-party valuation specialist (the “February Valuation Report”, together with the December Valuation Report, the “Valuation Reports”), which concluded that, as of February 15, 2014, the fair value of the Company’s common stock was $7.93 per share; and the Committee’s evaluation of the assumptions and analysis underlying the February Valuation Report, and determination that such assumptions and analysis remained reasonably accurate as of February 18, 2014, and that the valuation arrived at in such February Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of February 18, 2014.

The Company believes that the Valuation Reports, and the Committee’s determination of the fair value of the Company’s common stock as of January 28, 2014 and February 18, 2014, were based on assumptions that were appropriate for valuing the common stock of a private company at those respective dates. The Company respectfully informs the Staff that management estimated a $9.00 price in the “IPO Scenario” for the December Valuation report. This price represented management’s estimate based on recent IPO pricing data from comparable companies. The February Valuation Report assumed an estimated IPO price of $[****] based on the midpoint of the estimated preliminary price range provided by the underwriters.

However, the Company advises the Staff that in light of the close proximity in time of these equity issuances and the upcoming filing of a pre-effective amendment to the Registration Statement that will include a bona fide preliminary price range, for financial reporting purposes, the Company will reassess the fair value to be the midpoint of such preliminary price range solely for purposes of determining share-based compensation expense for the equity issuances made in January and February 2014.

The Company supplementally advises the Staff that in the pre-effective amendment to the Registration Statement that will include a bona fide preliminary price

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range, the Company will revise its disclosure on page 67 of the Registration Statement as follows:

“The following table summarizes, by grant date, information regarding stock options granted from October 1, 2012 to the date of this prospectus:

Option Grant Dates	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value Per Share On Grant Date- Financial Reporting Purposes
November 8, 2012	758,937	$1.09	$1.10
February 12, 2013	2,060,020	1.12	1.16
April 9, 2013	564,877	1.12	1.21
July 24, 2013	1,344,000	1.29	1.57
September 25, 2013	646,000	1.29	2.29
October 25, 2013	3,668,616	2.35	5.00
January 28, 2014	905,000	6.76
February 18, 2014	536,000	7.93

In addition, on February 18, 2014, we sold an aggregate of 89,943 shares of restricted stock to certain of our employees at a price per share of $6.76, representing a $1.17 per share discount to the fair value used by us to set the exercise price for contemporaneously made option grants. In addition, we sold an aggregate of 12,786 shares of restricted stock to one employee at a price per share of $7.93.”

In addition, the Company will also include the following disclosure in the amendment to the Registration Statement:

“January and February 2014. On January 28, 2014, we granted options to purchase an aggregate of 905,000 shares of common stock with an exercise price of $6.76 per share based on a valuation report as of December 31, 2013. On February 18, 2014, we granted options to purchase an aggregate of 536,000 shares of common stock with an exercise price of $7.93 per share based on a valuation report as of February 15, 2014. In addition, on February 18, 2014, we sold an aggregate of 89,943 shares of restricted stock to certain of our employees at a price per share of $6.76, representing a $1.17 per share discount to the fair value used by us to set the exercise price for the contemporaneously-made option grants, and we sold an aggregate of 12,786 shares of restricted stock to one employee at a price per share of $7.93. The February 15, 2014 valuation utilized a hybrid approach, utilizing two scenarios: 1) an “IPO Scenario” is the scenario in which we are assumed to achieve an IPO and 2) an OPM for the scenario in which we are assumed to pursue an alternative liquidating event or remain private, deemed the “Non-IPO Scenario”. For the IPO scenario, management and our board of directors considered the midpoint of the estimated preliminary price range provided by the underwriters in early February. The Non-IPO Scenario applied equal weights on a discounted cash flow method and market comparable approach, which considered the comparable companies’ respective multiples to our trailing revenue actuals and forward revenue estimates to arrive at BEV of $610.0 million as of February 15, 2014. We applied a non-marketability discount of 20% for the Non-IPO Scenario and a present value discount of 7.5% for the IPO Scenario. A weighting of 85% was applied to the IPO scenario and a 15% weighting was applied to the Non-IPO Scenario. Based on this analysis, the fair value of our common stock was determined to be $7.93 as of February 15, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY CASTLIGHT HEALTH, INC.

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We have determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $             to $             per share. At the time that the January 2014 option grants, the February 2014 restricted stock sales and the February 2014 option grants were approved, our board of directors determined that the fair value of the shares of our common stock underlying such equity grants was $6.76 per share for the January 28, 2014 option grants, and $7.93 for the February 18, 2014 restricted stock sales and option grants, which were based on the valuation of our common stock as described above. In light of the preliminary initial public offering price range on the cover of this prospectus, we have reassessed the fair value solely for purposes of determining share-based compensation expense for equity issuances made on these dates. As a result, we have determined that the deemed fair value of awards made on January 28, 2014 and February 18, 2014 was $             per share, which is equal to the midpoint of the initial public offering price range reflected in this prospectus.

We expect to recognize total compensation expense of approximately $ million for grants made subsequent to December 31, 2013, which is expected to be recognized during the years ended December 31, 2014, 2015, 2016 and 2017. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.”

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY CASTLIGHT HEALTH, INC.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely, FENWICK & WEST LLP /s/ Robert A. Freedman Robert A. Freedman

cc:	Giovanni M. Colella, Chief Executive Officer
John C. Doyle, Chief Financial Officer
Castlight Health, Inc.

Gordon K. Davidson, Esq.
Matthew Rossiter, Esq.
Fenwick & West LLP

Alex Bender
Wendy Craig
Ernst & Young LLP

Eric C. Jensen, Esq.
Charlie S. Kim, Esq.
Andrew S. Williamson, Esq.
Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY CASTLIGHT HEALTH, INC.

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